Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue
5th Floor
New York, New York 10019

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

October 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HBT Financial, Inc.
Registration Statement on Form S-1 (File No. 333-233747)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of HBT Financial, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on October 10, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,516 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from October 1, 2019 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Allen G. Laufenberg
	Name:	Allen G. Laufenberg
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Rhodes
	Name:	Michael Rhodes
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]